UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

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Skydeck Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G82220123
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons Skydeck Management LLC
Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐(b) ☐
SEC Use Only
Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	Sole Voting Power 14,396,953(1)
Shared Voting Power 0
Sole Dispositive Power 14,396,953(1)
Shared Dispositive Power 0
Aggregate Amount Beneficially Owned by Each Reporting Person 14,396,953(1)
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares☐
Percent of Class Represented By Amount in Row (9) 39.37%(2)
Type of Reporting Person (See Instructions) PN

(1) Represents 14,396,953 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 5,441,491 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination, (ii) 4,955,462 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination, and (iii) 3,000,000 Forward Purchase Units to be acquired by the Reporting Person at the time of the Issuer’s initial business combination (“Forward Purchase Units”), which units represent 3,000,000 Class A ordinary shares and 1,000,000 warrants to acquire Class A ordinary shares.

(2) Calculated based on (i) 22,165,962 Class A ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 14,396,953 Class A ordinary shares issuable in connection with the Class B Shares, Private Placement Warrants and Forward Purchase Units held or to be acquired by the Reporting Person.

Item 1(a).	Name of Issuer
Skydeck Acquisition Corp.
Item 1(b).	Address of the Issuer’s Principal Executive Offices
225 Dyer, 2nd Floor, Providence, RI 02903
Item 2(a).	Names of Persons Filing
This statement is filed by Skydeck Management LLC, referred to herein as the “Reporting Person.”
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
C/O Skydeck Acquisition Corp. 225 Dyer Street, 2nd Floor Providence, RI 02903
Item 2(c).	Citizenship
See responses to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities
Class A ordinary shares
Item 2(e).	CUSIP Number
G82220123
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.

Ownership

(a)Amount beneficially owned:

              See response to Item 9 on the cover page.

(b)Percent of Class:
See response to Item 11 on the cover page.

(c)Number of shares as to which the Reporting Person has:

(i)Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. There are four managers on the Reporting Person’s board of managers— Paul J. Salem, Martin J. Mannion, Christopher S. Satti and Fredric A. Flaxman. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022	Skydeck Management, LLC

By: /s/ Paul Salem______________

Name:	Paul Salem
Title:	President